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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gatewood Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 25th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck 212-897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name - if individual, state last, first, middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ]   Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gatewood Advisors LLC
Statement of Financial Condition
June 30, 2017
(With Report of Independent Registered Public Accounting Firm)



AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Gatewood Advisors LLC for the year ended June 30, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Financial and Operations Principal and CFO

Title

Tina M. Bivona

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
TINA M. BIVONA
MY COMMISSION # GG84159
EXPIRES: March 16, 2021

8/25/2017

Gatewood Advisors LLC

Table of contents
June 30, 2017



BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gatewood Advisors LLC

We have audited the accompanying statement of financial condition of Gatewood Advisors LLC as of June 30, 2017. This financial statement is the responsibility of Gatewood Advisors LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gatewood Advisors LLC as of June 30, 2017, in conformity with accounting principles generally accepted in the United States.

Berkower LLC

Berkower LLC

Iselin, New Jersey
August 25, 2017

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

Gatewood Advisors LLC

Statement of Financial Condition
June 30, 2017

Assets		
Cash	$	17,138
Other assets		9,941
Total assets	$	27,079
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	7,103
Total liabilities		7,103
Member's equity		19,976
Total liabilities and member's equity	$	27,079

The accompanying notes are an integral part of these financial statements.

Gatewood Advisors LLC

Notes to Statement of Financial Condition
June 30, 2017

1. **Organization and Business**

    Gatewood Advisors (the "Company"), a wholly-owned subsidiary of Gatewood Capital Partners LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company is a broker-dealer that provides business advisory services and serves as a broker for the private placement of securities.

    The liability of the Member is limited to the capital equity it has invested in the Company.

2. **Summary of Significant Accounting Policies**

    a. Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    b. Revenue Recognition
    All fees and advisory revenues are based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

    c. Income Taxes
    The Company is a "disregarded entity" for income tax purposes, as it is a wholly owned subsidiary of the Parent. The operations of the Company are included on the Parent's tax return, and flow through taxable income to the members of the Parent. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

3. **Transactions with Related Parties**

    The Company maintains an expense sharing agreement with Parent. Pursuant to the agreement, Parent funds some of the Company's expenses and provides accounting, administration, office space, office equipment, employee services and other services. Parent incurs these costs and provide these services at no cost to the Company. The results of operations may have been materially different if the Company had operated as an independent company.

    The Company provides placement services to affiliates. All of the Company's revenues earned are from services to affiliates. The Company receives fees for the service it provides to the affiliates, which pursuant to the terms of an agreement with a registered representative is distributed to the registered representative as compensation.

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2017, the Company had net capital of $10,035 which exceeded the required net capital by $5,035.

The Company does not hold customers' cash or securities. As such, the Company is not affected by SEC Rule 15c3-3.

5.   **Concentration**

All cash deposits are held in a non-interest bearing account by one financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

6.   **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since June 30, 2017 and determined that through the date through which the financial statements were issued, the only disclosure necessary is that the Company accepted an additional capital contribution of $25,000 from the Parent.